EX-FILING
FEES
Calculation of Filing Fee Table
424(b)(5)
(Form Type)
AutoNation, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee (1)

Debt	5.890% senior notes due 2035	Rule 457(r)	$500,000,000	99.995%	$499,975,000	0.00015310	$76,546.17

Total Offering Amount				—	$499,975,000	—	—

Net Fee Due				—	—	—	$76,546.17 (2)

(1)
This registration fee table shall be deemed to update the “Calculation of Registration Fee” in the Company’s Registration Statement on
Form
S-3
(File No. 333-284995) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

(2)	This registration fee is to be paid.